

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-mail
Ms. Monica M. Weed, Esq.
Vice President and General Counsel
Navigant Consulting, Inc.
30 S. Wacker Drive, Suite 3550
Chicago, Illinois 60606

>   **Re: Navigant Consulting, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed on April 3, 2012**
>   **File No. 001-12173**

Dear Ms. Weed:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Your definitive proxy statement does not disclose the existence of a solicitation in opposition, despite apparent notification by Mr. Stephen J. Denari of his intention to nominate specific individuals for election to your board of directors. Please advise, and, if you were in fact aware of Mr. Denari's intentions in the regard, tell us how you intend to address any omissions from your disclosure. The staff believes that it is not appropriate to omit this information from an initial proxy statement. See Question I.G.2 of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001).

2.   Given the solicitation in opposition, please provide the disclosure required by Items 4(b) and 5(b) of Schedule 14A, or provide us with your analysis as to why you believe that you are not required to do so.

3.   Your disclosure indicates that majority voting for the election of directors is the standard for your company for uncontested elections of directors. Your bylaws appear to indicate that the applicable standard in contested elections is plurality voting. Given that your solicitation is contested, please address any necessary changes to your proxy statement and your proxy card.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
         Claire H. Holland, Esq.
         Sidley Austin LLP